02027442

4-29-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the first quarter of 2002

IMSA GROUP
(Translation of Registrant's name into English)

GRUPO IMSA, S.A. DE C.V.
Ave. Batallón de San Patricio No. 111, Piso 26
Fracc. Valle Oriente
San Pedro, Garza García, N.L. 66269, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

This Report contains copies of the following:

1. Press Release issued on April 24, 2002 regarding operating results of Grupo IMSA, S.A. de C.V. for the first quarter of 2002.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: April 24th, 2002

By: ______________________
Marcelo Canales Clariond
Chief Financial Officer

GRUPO IMSA

Press Release
First Quarter 2002

April 24, 2002 NYSE BMV

GRUPO IMSA ANNOUNCES FIRST QUARTER 2002 RESULTS
Interest coverage rises to 8.8 times

Monterrey, Mexico, April 24, 2002 - Grupo IMSA, S.A. de C.V. (NYSE: IMY) today announced results for the first quarter of 2002. Unless otherwise stated, all figures are presented in millions of March 31, 2002 pesos (Ps), or in millions of nominal US dollars[1] (US$).

FIRST QUARTER 2002 HIGHLIGHTS

- First quarter revenues in nominal dollar terms rose year-over-year by 14.3% to **US$566**, and in peso terms by 5.8% to **Ps 5,148**.
- IMSA ACERO's sales volume for the first quarter grew 5.2% year-over-year.
- In the first quarter, ENERMEX's sales volume increased by 12.0% year-over-year, reflecting the incorporation of new clients in the second quarter of 2001.
- First quarter EBITDA in nominal dollar terms totaled **US$68**, 1.8% below the same period of the previous year; in peso terms, EBITDA decreased year-over-year by 7.2%.
- Net income for the first quarter rose year-over-year by 50.8% to **Ps 371**.
- Interest coverage defined as EBITDA divided by net interest expense rose to 8.8 times in the first quarter of 2002, while interest coverage defined as EBITDA divided by gross interest expense reached 6.7 times.
- During the quarter, the first phase of the expansion of IMSA ACERO's hot-rolling mill was completed.
- On March 5, 2002, President Bush announced the measures that will be implemented in the United States to protect the nation's steel industry, including tariffs of 30% on flat products. In accordance with NAFTA, Mexico was excluded from any such measures.
- Capacity closures, the new import tariffs on steel products and a recovery in demand have resulted in an increase in steel prices in the United States, as well as on a global level.

[1] Nominal dollars result from the translation of nominal pesos using the average exchange rate of each month.

Consolidated Financial Results

Eugenio Clariond, Chief Executive Officer of Grupo IMSA, explained: "The results of the first quarter of 2002 were similar to those of the previous year. During the quarter, results were affected by the seasonality of a significant number of the businesses in which we participate and by the fact that there were fewer business days in 2002 than in 2001 because Holy Week fell in the first quarter this year. However, we are beginning to see signs of a recovery in the economy and in our markets and this, combined with the seasonal increase we expect during the rest of the year, should improve the results of the next quarters of 2002."

See note for presentation criteria.[1]

SALES

Net sales for the quarter were US$566, representing an increase of 14.3% over the first quarter of 2001 (1Q01) and a decrease of 11.4% from the fourth quarter of 2001 (4Q01). In peso terms, net sales for 1Q02 totaled Ps 5,148, 5.8% more than 1Q01 and 12.8% below 4Q01. Year-over-year revenue growth was mainly a consequence of the results of VP Buildings being consolidated into those of Grupo IMSA through the IMSATEC business segment as of the month of October 2001.

For 1Q02, domestic sales amounted to Ps 2,628, representing decreases of 5.8% from 1Q01 and 12.7% from 4Q01. Foreign sales for 1Q02 totaled Ps 2,520, 21.3% above 1Q01 but 12.9% below 4Q01. Foreign sales for the quarter represented 49.0% of total net sales.

The following is a breakdown by business segment for the quarter:



IMSATEC
28%
IMSA ACERO
45%
IMSALUM
11%
ENERMEX
16%

[1] First quarter 2002 (1Q02) inflation was 1.4%, resulting in an inflation rate of 4.7% for the last twelve months. The Mexican peso appreciated against the US dollar by 1.5% during 1Q02, and by 5.3% during the last twelve months. The exchange rate used as of the end of 1Q02 was 9.0298 pesos per dollar. Since the price and cost structure of Grupo IMSA is mainly denominated in dollars, the performance of the Company is affected when financial information is expressed in real pesos.
In compliance with Bulletin B-15, "Foreign Currency Translation of Foreign Currency Financial Statements," the restatement factors applied to financial statements of prior periods are calculated on the basis of a weighted average index that takes into consideration the inflation rates of the countries in which Grupo IMSA's subsidiaries operate and changes in the exchange rates of each country vis-à-vis the Mexican peso. The restatement factor for the twelve-month period of March 2001 - March 2002 was 1.00801.

Sales	1Q02	4Q01	3Q01	2Q01	1Q01
IMSA ACERO	Ps 2,321	Ps 2,448	Ps 2,445	Ps 2,426	Ps 2,444
ENERMEX	799	1,057	1,091	946	755
IMSATEC	1,440	1,717	1,011	998	963
IMSALUM	588	681	723	689	706
TOTAL[1]	Ps 5,148	Ps 5,904	Ps 5,270	Ps 5,060	Ps 4,868
TOTAL US$ avg.[2]	566	639	572	540	495

EBITDA

EBITDA for 1Q02 totaled US$68, representing decreases of 1.8% compared with 1Q01, and of 10.9% versus 4Q01. EBITDA for the quarter in peso terms was Ps 627, representing declines of 7.2% from 1Q01 and of 13.2% from 4Q01.

EBITDA contribution per business segment in 1Q02 was as follows:


IMSATEC
11%
IMSALUM
6%
ENERMEX
23%
IMSA ACERO
60%

EBITDA	1Q02	4Q01	3Q01	2Q01	1Q01
IMSA ACERO	Ps 392	Ps 407	Ps 437	Ps 474	Ps 419
ENERMEX	151	226	232	181	130
IMSATEC	75	115	116	104	96
IMSALUM	37	24	55	39	56
Corporate	(28)	(50)	(35)	(29)	(25)
TOTAL	Ps 627	Ps 722	Ps 805	Ps 769	Ps 676
TOTAL US$ avg.[2]	68	77	88	81	70
EBITDA margin	12.2%	12.2%	15.3%	15.2%	13.9%

OPERATING INCOME

Operating income in nominal dollar terms for 1Q02 totaled US$39, representing decreases of 14.1% from 1Q01 and 18.9% from 4Q01. Operating income for 1Q02 in peso terms was Ps 360, representing declines of 17.6% from 1Q01 and of 20.7% from 4Q01. Grupo IMSA's operating margin for the quarter was 7.0%, compared with 9.0% for 1Q01 and 7.7% for 4Q01.

The year-over-year decrease in IMSA ACERO's operating margin reflects lower prices of most of its main products and the appreciation of the Mexican peso vis-à-vis the US dollar. The quarter-

[1] The sum of these amounts does not equal the consolidated net sales for the periods presented because Corporate and Other has been excluded.

[2] Current pesos translated at the average dollar exchange rate of each month.

over-quarter decline was a result of a change in the product mix, an increase in export products with lower margins; lower average prices of coated products; and the appreciation of the Mexican peso. IMSA ACERO was able to offset a significant part of the adverse effects in 1Q02 because costs remained relatively constant during the quarter and the company's cost-reduction program has been successful.

ENERMEX's operating margin increased year-over-year as a consequence of a higher sales volume in North America and the progress that has been made with efforts to increase quality and reduce costs. The decline in operating margin compared with 4Q01 reflects a lower sales volume, resulting from a seasonal decline in the United States and Mexico.

IMSATEC's operating margin fell year-over-year, mainly as a consequence of the segment beginning to consolidate the results of VP Buildings in October 2001. This company is affected by a seasonal decline in results in the first quarter of the year and now represents more than 50% of IMSATEC's revenues. Historically, companies operating in the metal building industry in the United States have generated most of their income in the second and third quarters of the year, because of the slowdown in activities during the winter months. This business was also adversely affected by a year-over-year reduction in activity in the industry. It is important to note that, even though VP Buildings has seasonal operations and lower margins than the average of the other IMSATEC companies, Grupo IMSA expects to obtain excellent returns on its investment, especially considering the company's great potential for growth in the markets in which it operates.

IMSALUM's results improved quarter-over-quarter because of the company's efforts to reduce costs and expenses. However, year-over-year results were affected by the decline in activity in the United States and Mexico, and by the appreciation of the Mexican peso vis-à-vis the US dollar, since almost all of the company's sales are linked to the dollar, while an important part of costs and expenses are denominated in pesos and therefore increase with inflation.

INTEGRAL FINANCING COST

Integral financing income for 1Q02 was Ps 151, compared with a cost of Ps 87 in 1Q01 and an income of Ps 291 in 4Q01. The main reasons for the change in the integral result of financing were a lowered financial expense, a greater gain from monetary position and the difference in foreign exchange gain / loss that resulted from the peso appreciating against the dollar by 1.5% in 1Q02, by 0.6% in 1Q01 and by 3.7% in 4Q01.

Interest expense decreased significantly both year-over-year and quarter-over-quarter, reflecting the decline in the Libor interest rate. For the coming quarter and for as long as interest rates in the United States remain stable, we expect to continue to benefit from a low interest expense.

Integral Financing Cost (Income)	1Q02	4Q01	3Q01	2Q01	1Q01
Interest expense	Ps 93	Ps 131	Ps 132	Ps 166	Ps 204
Interest income	(22)	(3)	(9)	(24)	(18)
Foreign exchange loss (gain)	(63)	(320)	409	(320)	(10)
Gain from monetary position	(159)	(99)	(76)	(69)	(89)
Integral financing cost (income)	Ps (151)	Ps (291)	Ps 456	Ps (247)	Ps 87

MAJORITY NET INCOME

For 1Q02, the majority net income was Ps 371, compared with Ps 246 for 1Q01 and Ps 634 for 4Q01. The main reason for the increase versus 1Q01 was the Company reporting an integral financing income of Ps 151 this quarter, versus a cost in the same period of last year. The decline in relation to 4Q01 resulted from a reduction in foreign exchange gain and in the operating income in 1Q02.

Majority Net Income	1Q02	4Q01	3Q01	2Q01	1Q01
Majority net income	Ps 371	Ps 634	Ps 60	Ps 539	Ps 246
Majority net income per equity unit	Ps 0.66	Ps 1.13	Ps 0.11	Ps 0.96	Ps 0.44
Majority net income per ADS	US$0.65	US$1.09	US$0.12	US$0.85	US$0.39

As of March 31, 2002, Grupo IMSA had 2,815.1 million shares outstanding, equivalent to 563,023,158 equity units and 62,558,129 ADSs.

FINANCIAL POSITION

Interest bearing debt, net of cash, as of March 31, 2002 was US$833, US$12 less than the figure reported at yearend 2001, largely as a consequence of a higher level of cash produced by the cash flow the Company generated during the first quarter. It should be noted that Enertec México, the entity created from the joint venture with Johnson Controls in Mexico, consolidates 100% of its debt in the Grupo IMSA balance sheet. As of March 31, 2002, Enertec México had debt of US$155, 49% of which corresponds to Johnson Controls' stake in the company.

Interest coverage defined as EBITDA divided by net interest expense improved substantially from 3.6 times in 1Q01 to 8.8 times in 1Q02, while interest coverage defined as EBITDA divided by gross interest expense reached 6.7 times in 1Q02.

As of March 31, 2002, the Company had a current ratio of 1.72 times. Total debt-to-equity ratio on March 31, 2002 was 0.72, practically the same as on December 31, 2001.

Financial Results by Segment

IMSA ACERO

1Q02 sales volume was 458 thousand tonnes, 5.2% above 1Q01 but 0.4% below 4Q01. Domestic shipments for the quarter totaled 331 thousand tonnes, representing an increase of 7.4% over 1Q01 and a decrease of 2.8% versus 4Q01. Foreign volume amounted to 127 thousand tonnes for 1Q02, 0.1% less than in 1Q01 but 6.5% more than in 4Q01. The domestic sales volume grew this quarter, largely reflecting the penetration into high specification markets. Sales to clients in the United States increased quarter-over-quarter due to better pricing in that market.

Net sales for 1Q02 reached Ps 2,321, representing decreases of 5.0% from 1Q01 and of 5.2% from 4Q01. These declines reflect lower average prices in 1Q02, a change in the product mix and the appreciation in real terms of the Mexican peso versus the US dollar. Foreign sales represented 31.8% of total revenues in 1Q02.

Operating income was Ps 217, representing decreases of 15.6% from 1Q01 and of 7.3% from 4Q01. 1Q02 operating margin was 9.3%, compared with operating margins of 10.5% for 1Q01 and of 9.6% for 4Q01. EBITDA for 1Q02 was Ps 392, representing declines of 6.4% with respect to 1Q01 and of 3.7% versus 4Q01. In dollar terms, EBITDA grew 1.5% year-over-year but fell 1.9% quarter-over-quarter to US$43.

IMSA ACERO's operating margin for 1Q02 decreased year-over-year as a result of lower average prices of most of the company's products and the appreciation of the Mexican peso versus the US dollar. The quarter-over-quarter decline reflected a change in product mix, with more export products with lower margins; lower average prices of coated products; and the appreciation of the Mexican peso. IMSA ACERO was able to offset a significant part of the adverse effects in 1Q02 since the company's costs remained relatively stable during the quarter and its cost-reduction program has been successful.

Most of IMSA ACERO's prices are expected to increase in the second quarter of the year and its sales volumes are also expected to rise, so this business segment should be able to post better results. In fact, in March, IMSA ACERO's sales volume began to grow, and it is expected to continue to do so in the coming months, especially considering the backlog of orders that the company has to fill. Also, Steelscape in the United States has high levels of inventory, has the possibility to import 250 thousand tonnes of steel tariff free, and may also import raw materials tariff free from its suppliers in certain developing countries, such as Turkey, Venezuela and Thailand. As a consequence, this company will benefit from a more orderly market and better prices, while its costs are expected to rise at a lower rate.

Capacity closures, the coming into effect of new import tariffs on steel products resulting from Section 201, and a recovery in demand have resulted in an upswing in steel prices in the United States, followed by the rest of the global market. Moreover, the US steel industry plans to further increase the prices of its products in the coming months.

The position of IMSA ACERO as a steel processor, combined with its strategic purchasing of raw materials and the recovery of its markets, should enable the company to capitalize on this upswing in the steel market.

At the end of 2001, the assets of IMSA Building Products, which had been part of IMSA ACERO, were transferred to IMSATEC, and the name of the company was changed to ASC Profiles. To make information comparable, the historical results of IMSA ACERO and IMSATEC have been adjusted accordingly.

ENERMEX

1Q02 sales volume reached 4.4 million batteries, representing an increase of 12.0% over 1Q01 but a decrease of 20.3% from 4Q01. The year-over-year growth in volume was mainly a consequence of the incorporation of new accounts in North America starting in mid-year 2001. The quarter-over-quarter decline was largely due to the fact that in the United States and Mexico the last quarter of the year is seasonally stronger than the first. Year-over-year, foreign shipments grew by 17.5% in 1Q02, while domestic shipments were up 1.9%.

ENERMEX's revenues for 1Q02 were Ps 799, an increase of 5.8% over 1Q01 as a consequence of a higher sales volume. The quarter-over-quarter 24.4% decline was a result of a lower seasonal sales volume and the appreciation of the Mexican peso. In 1Q02, foreign sales represented 47.1% of total revenues.

Operating income for 1Q02 was Ps 118, 19.2% above 1Q01 but 37.9% below 4Q01. The operating margin for the quarter was 14.8%, compared with 13.1% for 1Q01 and 18.0% for 4Q01. EBITDA for the quarter totaled Ps 151, a 16.2% growth over 1Q01 but a 33.2% decline from 4Q01. In dollar terms, EBITDA rose 23.8% year-over-year but declined 31.4% quarter-over-quarter, to US$16.

The main reasons for the operating income improvement over 1Q01 were higher sales volumes in North America and the progress made with efforts to increase quality and reduce costs. For example, in 2001, efficiency in batteries produced per man-hour was increased by 28%. Such advances in productivity have compensated for the negative effects related to the appreciation of the exchange rate. The decline in operating income compared with 4Q01 reflects a lower sales volume because of the seasonal slowdown in the United States and Mexico, and the appreciation of the Mexican peso versus the US dollar.

IMSATEC

IMSATEC's revenues were Ps 1,440 in 1Q02, a 49.5% increase over 1Q01 but a 16.1% decrease from 4Q01. The year-over-year growth reflects the consolidation of the results of VP Buildings as of 4Q01, while the quarter-over-quarter decline is a result of the first quarter of the year being seasonally less active than the fourth. Foreign sales amounted to 78.0% of total sales for 1Q02.

Operating income totaled Ps 35 in 1Q02, representing decreases of 52.1% from 1Q01 and of 53.3% from 4Q01. Operating margin for the quarter was 2.4%, compared with 7.6% for 1Q01 and 4.4% in 4Q01. EBITDA for the quarter was Ps 75, representing decreases of 21.9% from 1Q01 and of 34.8% with respect to 4Q01. In dollar terms, EBITDA declined 16.5% year-over-year and 37.9% quarter-over-quarter to US$8.

IMSATEC's operating margin fell year-over-year, mainly as a consequence of IMSATEC beginning to consolidate the results of VP Buildings in October 2001. This company is affected by a seasonal decline in results in the first quarter of the year and now represents more than 50% of IMSATEC's revenues. Historically, companies operating in the metal building industry in the United States have generated most of their income in the second and third quarters of the year because of the slowdown in activities during the winter months. This business was also adversely affected by a year-over-year reduction in activity in the industry. It is important to note that even though VP Buildings has seasonal operations and lower margins than the average of the other IMSATEC companies, Grupo IMSA expects to obtain excellent returns on its investment, especially considering the company's great potential for growth in the markets in which it operates.

Since activity in the construction industry rises considerably during the warmer months of the year, an improvement in the results of VP Buildings is expected to start in the second quarter, which will be even more pronounced for the third quarter. As a consequence of the acquisition of

VP Buildings, IMSATEC's results will follow more closely the seasonality of the construction industry in the United States.

At the end of 2001, the assets of IMSA Building Products, which had been part of IMSA ACERO, were transferred to IMSATEC, and the name of the company was changed to ASC Profiles. With this transfer, IMSATEC now operates the business that is directed to offering integral solutions to the construction industry in the United States. To make information comparable, the historical results of IMSA ACERO and IMSATEC have been adjusted accordingly.

IMSALUM

IMSALUM's revenues totaled Ps 588 for 1Q02, representing decreases of 16.7% from 1Q01 and of 13.7% from 4Q01. The decline in sales reflects the appreciation of the Mexican peso versus the US dollar, since almost all IMSALUM's sales are made in dollars, and the slowdown in the United States and in the Mexican construction industry. Foreign sales represented 48.3% of total sales for 1Q02.

Operating income for 1Q02 was Ps 24, a decrease of 42.9% from 1Q01 but an increase of 84.6% over 4Q01. Operating margin for the quarter was 4.1%, compared with operating margins of 5.9% for 1Q01 and 1.9% for 4Q01. IMSALUM's 1Q02 EBITDA was Ps 37, a decrease of 33.9% from 1Q01 and an increase of 54.2% from 4Q01. In dollar terms, EBITDA declined 29.6% year-over-year but grew 42.0% quarter-over-quarter to US$4.

IMSALUM's 1Q02 results improved quarter-over-quarter, because of the efforts that have been made to reduce costs; in fact, operating expenses fell 10.8%. However, year-over-year, IMSALUM's results were affected by the decline in activity in the United States and Mexico, and by the appreciation of the Mexico peso vis-à-vis the US dollar, since almost all of the company's sales are linked to the dollar, while an important part of costs and expenses are denominated in pesos and therefore increase with inflation.

Supported by 6-Sigma, IMSALUM continues to work to reduce costs and expenses and this, combined with the beginnings of an economic recovery in the United States and Mexico, should bring better results in the coming quarters. As part of the segment's cost-cutting efforts, in April it decided to close the Kentucky, U.S.A. ladders plant. This facility's production will be passed to the plant in Monterrey, Nuevo León, Mexico.

Corporate Developments

In April, Grupo IMSA decided to close the Kentucky, U.S.A. ladders plant. This closure will not affect the level of service IMSALUM offers, since the Kentucky production will be passed to the Monterrey plant in Mexico. The Kentucky ladders plant is the smallest of the three facilities that IMSALUM currently operates and its closing will significantly reduce costs. The plant closure should be completed in July of this year.

During the first quarter of 2002, the first phase of IMSA ACERO's hot-rolled steel capacity expansion was completed. As part of this expansion program, IMSA ACERO can further increase hot-rolled steel capacity by 750 thousand tonnes and also expand cold-rolled steel capacity with marginal investments to eliminate bottlenecks. The company continues to analyze the market growth to determine when it would be best to go ahead with these projects in an orderly way.

On March 5, 2002, the U.S. President announced the measures that will be implemented in the United States to protect the nation's steel industry, including the application of import tariffs of 30% on flat products. In accordance with the North American Free Trade Agreement, Mexico and Canada were excluded from any such measures.

The decisions that have been taken are very important, because IMSA ACERO will be able to continue exporting to the United States from Mexico. In addition, Steelscape will be allowed to import hot-rolled steel from certain developing countries tariff free, thus reducing the impact of the measures on the cost of its raw materials. Steelscape will also benefit from a more orderly internal market for its final products.

In response to the actions that the United States has taken, and in order to avoid a surplus of steel in the international marketplace damaging the Mexican steel industry, the Mexican government has increased tariffs on imports from countries that do not have a free trade agreement with Mexico to 35%. In addition, it is currently reviewing the rules that are applicable to temporary imports and sectorial programs.

* * *

Grupo IMSA, a holding company, was founded in 1936 and is today one of Mexico's leading diversified industrial companies. The Group operates in four core businesses: steel processed products; automotive batteries and related products; aluminum and other related products; and steel and plastic construction products. With manufacturing facilities in Mexico, the United States, and throughout Central and South America, Grupo IMSA currently exports to all five continents. In 2001 Grupo IMSA's sales reached US$2.3 billion, of which more than 45% was generated outside Mexico. Grupo IMSA's shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Contacts:

Marcelo Canales, Chief Financial Officer, (52-81) 8153-8349
Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433
Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416
jfornell@grupoimsa.com

TABLES TO FOLLOW

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Millions of Mexican pesos of
purchasing power as of March 31, 2002)

ASSETS	March 2002	December 2001
Current:		
Cash and cash equivalents	746	485
Accounts receivable-trade, net	3,106	3,336
Inventories	4,175	5,033
Other current assets	793	875
	8,820	9,729
Investment in associated companies	114	87
Property, plant and equipment, net	15,861	16,019
Other assets, net	1,005	1,059
Excess of cost over fair value of net assets acquired of subsidiaries	944	948
TOTAL ASSETS	26,744	27,842
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current:		
Current portion of long-term debt	1,264	1,102
Bank loans	226	250
Accounts payable-trade	2,059	2,903
Advances from clients	133	264
Other accounts payable and accrued liabilities	1,458	1,119
	5,140	5,638
Lont-term debt	6,779	6,897
Deferred taxes	2,613	2,704
Other long-term liabilities	291	274
	9,683	9,875
TOTAL LIABILITIES	14,823	15,513
Excess of fair value of net assets acquired over cost of subsidiaries	447	546
Stockholder's equity:		
Common stock	4,590	4,590
Additional paid-in capital	2,690	2,690
Reserve for repurchase of own shares	129	129
Retained earnings	13,216	12,845
Insufficiency in capital restatement	(6,741)	(6,052)
Initial effect of deferred taxes	(3,356)	(3,356)
Mayority interest	10,528	10,846
Minority interest	946	937
TOTAL STOCKHOLDERS' EQUITY	11,474	11,783
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	26,744	27,842

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Millions of Mexican pesos of purchasing power

as of March 31, 2002)

	1Q02	4Q01	3Q01	2Q01	1Q01	% Change 1Q02/1Q01	% Change 1Q02/4Q01
NET SALES	5,148	5,904	5,270	5,060	4,868	5.8%	-12.8%
Domestic Sales	2,628	3,011	2,733	2,780	2,791	-5.8%	-12.7%
Foreign Sales	2,520	2,893	2,537	2,280	2,077	21.3%	-12.9%
COST OF SALES	4,083	4,672	4,049	3,875	3,786	7.8%	-12.6%
OPERATING EXPENSES	705	778	650	654	645	9.3%	-9.4%
OPERATING INCOME	360	454	571	531	437	-17.6%	-20.7%
Financial expenses	93	131	132	166	204	-54.4%	-29.0%
Interest income	(22)	(3)	(9)	(24)	(18)	22.2%	633.3%
Foreign exchange loss (gain)	(63)	(320)	409	(320)	(10)	530.0%	-80.3%
Gain from monetary position	(159)	(99)	(76)	(69)	(89)	78.7%	60.6%
INTEGRAL FIN. COST, NET	(151)	(291)	456	(247)	87		-48.1%
Other income, net	(42)	(67)	(28)	(77)	(72)	-41.7%	-37.3%
INCOME BEFORE TAXES AND EMPLOYEE'S PROFIT SHARING	553	812	143	855	422	31.0%	-31.9%
PROVISIONS FOR:							
Income taxes	137	126	43	248	136	0.7%	8.7%
Employees' profit sharing	19	(4)	21	21	18	5.6%	
CONSOLIDATED NET INCOME	397	690	79	586	268	48.1%	-42.5%
Net income of minority interest	26	56	19	47	22	18.2%	-53.6%
Net income of majority interest	371	634	60	539	246	50.8%	-41.5%

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Millions of Mexican pesos of
purchasing power as of March 31, 2002)

	March 2002	December 2001
OPERATING ACTIVITIES:		
CONSOLIDATED NET INCOME	397	1,623
ITEMS NOT (GENERATING) REQUIRING RESOURCES:		
Depreciation and amortization	268	977
Amoritzation of excess of fair value of net assets acquired over cost of subsidiaries	(89)	(350)
Other	(92)	138
	484	2,388
CHANGES IN CURRENT ASSETS AND LIABILITIES NET OF EFFECTS FROM PURCHASES OF BUSINESSES:		
Accounts receivable-trade	230	322
Inventories	326	286
Other current assets	82	(228)
Accounts payable-trade	(844)	178
Advances from clients	(131)	15
Other accounts payable and accrued liabilities	339	(186)
	2	387
RESOURCES GENERATED FROM OPERATING ACTIVITIES	486	2,775
FINANCING ACTIVITIES:		
Payments of short-term bank loans	138	107
Proceeds from borrowings from banks and issuance of long-term debt	(118)	(459)
Dividends paid	-	(156)
Others	6	(91)
RESOURCES (USED IN) GENERATED FROM FINANCING ACTIVITIES	26	(599)
INVESTING ACTIVITIES:		
Acquisition of property, plant and equipment	(225)	(1,144)
Acquisition of companies and minority interest	-	(1,118)
Other assets	(26)	-
RESOURCES USED IN INVESTING ACTIVITIES	(251)	(2,262)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	261	(86)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	485	571
CASH AND CASH EQUIVALENTS AT END OF PERIOD	746	485

GRUPO IMSA S.A. DE C.V. AND SUBSIDIARIES
(Million of Mexican pesos of purchasing power as of March 31, 2002)

	1Q02	4Q01	3Q01	2Q01	1Q01	1Q02/1Q01	1Q02/4Q01
IMSA ACERO							
DOMESTIC SALES	1,584	1,758	1,632	1,658	1,656	-4.3%	-9.9%
FOREIGN SALES	737	690	813	768	788	-6.5%	6.8%
% Export/Sales	31.8%	28.2%	33.3%	31.7%	32.2%		
NET SALES	2,321	2,448	2,445	2,426	2,444	-5.0%	-5.2%
COST OF SALES	1,897	1,951	1,966	1,902	1,961	-3.3%	-2.8%
OPERATING EXPENSES	207	263	207	219	226	-8.4%	-21.3%
OPERATING INCOME	217	234	272	305	257	-15.6%	-7.3%
OPERATING MARGIN	9.3%	9.6%	11.1%	12.6%	10.5%		
EBITDA	392	407	437	474	419	-6.4%	-3.7%
EBITDA MARGIN	16.9%	16.6%	17.9%	19.5%	17.1%		
ENERMEX							
DOMESTIC SALES	423	533	441	426	427	-0.9%	-20.6%
FOREIGN SALES	376	524	650	520	328	14.6%	-28.2%
% Export/Sales	47.1%	49.6%	59.6%	55.0%	43.4%		
NET SALES	799	1,057	1,091	946	755	5.8%	-24.4%
COST OF SALES	540	720	747	651	515	4.9%	-25.0%
OPERATING EXPENSES	141	147	141	146	141	0.0%	-4.1%
OPERATING INCOME	118	190	203	149	99	19.2%	-37.9%
OPERATING MARGIN	14.8%	18.0%	18.6%	15.8%	13.1%		
EBITDA	151	226	232	181	130	16.2%	-33.2%
EBITDA MARGIN	18.9%	21.4%	21.3%	19.1%	17.2%		
IMSATEC							
DOMESTIC SALES	317	368	355	375	360	-11.9%	-13.9%
FOREIGN SALES	1,123	1,349	656	623	603	86.2%	-16.8%
% Export/Sales	78.0%	78.6%	64.9%	62.4%	62.6%		
NET SALES	1,440	1,717	1,011	998	963	49.5%	-16.1%
COST OF SALES	1,175	1,395	764	759	746	57.5%	-15.8%
OPERATING EXPENSES	230	247	151	154	144	59.7%	-6.9%
OPERATING INCOME	35	75	96	85	73	-52.1%	-53.3%
OPERATING MARGIN	2.4%	4.4%	9.5%	8.5%	7.6%		
EBITDA	75	115	116	104	96	-21.9%	-34.8%
EBITDA MARGIN	5.2%	6.7%	11.5%	10.4%	10.0%		
IMSALUM							
DOMESTIC SALES	304	350	304	321	348	-12.6%	-13.1%
FOREIGN SALES	284	331	419	368	358	-20.7%	-14.2%
% Export/Sales	48.3%	48.6%	58.0%	53.4%	50.7%		
NET SALES	588	681	723	689	706	-16.7%	-13.7%
COST OF SALES	473	566	573	562	563	-16.0%	-16.4%
OPERATING EXPENSES	91	102	108	100	101	-9.9%	-10.8%
OPERATING INCOME	24	13	42	27	42	-42.9%	84.6%
OPERATING MARGIN	4.1%	1.9%	5.8%	3.9%	5.9%		
EBITDA	37	24	55	39	56	-33.9%	54.2%
EBITDA MARGIN	6.3%	3.5%	7.6%	5.7%	7.9%		

SALES VOLUME

STEEL PROCESSING	1Q02	4Q01	3Q01	2Q01	1Q01
IMSA ACERO (Tonnes)					
Domestic Sales Volume	331,222	340,748	336,835	305,989	308,420
Export and Foreign Subsidiaries Sales Volume	127,243	119,518	129,792	129,420	127,374
TOTAL IMSA ACERO	458,465	460,266	466,627	435,409	435,794

AUTOMOTIVE BATTERIES [(1)]	1Q02	4Q01	3Q01	2Q01	1Q01
ENERMEX (000 Units)					
Mexico					
Domestic Market	1,417	1,714	1,496	1,348	1,391
Exports	1,292	1,601	2,046	1,614	976
Total [(2)]	2,709	3,315	3,542	2,962	2,367
Foreign Subsidiaries [(3)]	1,660	2,165	2,493	2,361	1,535
TOTAL ENERMEX	4,369	5,480	6,035	5,323	3,902

IMSALUM	1Q02	4Q01	3Q01	2Q01	1Q01
Aluminum (Tonnes)					
TOTAL ALUMINUM	11,214	11,002	12,608	11,982	11,731

(1) Includes 100% of the sales volume of the joint venture with Johnson Controls and Varta.
(2) 100% of this volume is consolidated in Enermex financial statements.
(3) 50% of this volume is consolidated in Enermex financial statements.

Selected Financial Information
Income Statement
US$ Millions[1]

	1Q02	4Q01	3Q01	2Q01	1Q01
Net Sales					
IMSA ACERO	254	272	284	269	256
ENERMEX	88	110	120	99	77
IMSATEC	159	189	109	110	99
IMSALUM	64	75	76	74	72
Grupo IMSA[2]	566	639	572	540	495
Opertating Income					
IMSA ACERO	24	25	30	32	26
ENERMEX	13	21	22	16	11
IMSATEC	4	9	11	9	8
IMSALUM	3	2	5	3	4
Grupo IMSA[2]	39	48	63	56	45
EBITDA					
IMSA ACERO	43	44	47	50	42
ENERMEX	16	24	25	19	13
IMSATEC	8	13	13	11	10
IMSALUM	4	3	6	4	6
Grupo IMSA[2]	68	77	88	81	70
Majority Net Income					
Grupo IMSA	41	68	8	53	25

(1) Peso figures converted into dollars by dividing the monthly nominal pesos by the average monthly exchange rate.
(2) The sum of these amounts does not equal the consolidated figures presented because Corporate and Other have been excluded.